EXHIBIT 21.1

Subsidiaries of Evolution Petroleum Corporation

State of
	Incorporation	Name under which entity
Subsidiary	organization	does business

Natural Gas Systems, Inc.	Delaware	Natural Gas Systems
NGS Sub Corp.	Delaware	Natural Gas Systems
ARKLA Petroleum, LLC	Louisiana	Arkla Petroleum LLC

Four Star Development Corporation	Louisiana	Natural Gas Systems
Four Star Development
Corporation and Natural Gas Systems

NGS Technologies, Inc	Delaware	NGS Technologies, Inc.
Evolution Operating Co., Inc.	Texas	Evolution Operating Co., Inc.